UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements and related information and data as of and for the nine month period ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: January 2, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine month periods ended September 30, 2012 and 2011. Unless otherwise specified herein, references to the "Company", "we", "us" or "our" shall include Star Bulk Carriers Corp. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission( the "Commission") on March 27, 2012. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview
We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. On November 30, 2007, we merged with Star Maritime, with Star Bulk being the surviving entity and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet
We currently own a fleet of 14 vessels consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers. Our fleet has an average age of 10.8 years and a combined cargo carrying capacity of approximately 1.5 million dwt. We charter six of our vessels on medium- to long-term time charters, with an average remaining term of approximately 2.5 years, seven of our vessels on short-term time charters and one of our vessels on a voyage charter. We consider our vessels on short-term time charters and voyage charters to be employed in the spot market.

The following table presents summary information concerning our fleet as of December 31, 2012:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate	Type/ Month of Contract Expiry

Star Aurora	Capesize	171,199	2000	$27,500	Time charter/ July 2013

Star Big	Capesize	168,404	1996	$25,000	Time charter/ November 2015

Star Borealis	Capesize	179,678	2011	$24,750	Time charter/ July 2021

Star Mega	Capesize	170,631	1994	$24,500	Time charter/ August 2014

Star Polaris (1)	Capesize	179,546	2011	$16,500	Time charter/ October 2013

Star Sigma (2)(4)	Capesize	184,403	1991	Freight $22.123/mt	Voyage charter/ Expected February 2013

Star Cosmo(2)	Supramax	52,247	2005	$14,500	Time charter/ January 2013

Star Delta (2)	Supramax	52,434	2000	$8,500	Time charter / February 2013

Star Epsilon (2)	Supramax	52,402	2001	$4,000 first 60 days $9,000 thereafter	Time charter / February 2013

Star Gamma (3)	Supramax	53,098	2002	$14,050	Time charter/ July 2013

Star Kappa(2)	Supramax	52,055	2001	$6,000 first 65 days and $9,000 thereafter	Time charter/ January 2013

Star Omicron (2)	Supramax	53,489	2005	$7,000 first 65 days and $9,200 thereafter	Time charter/ January 2013

Star Theta (2)	Supramax	52,425	2003	$6,250	Time charter/ January 2013

Star Zeta (2)	Supramax	52,994	2003	$9,450	Time charter/ January 2013

1.	Our charterer has an option to extend this time charter for one year at a gross daily rate of $19,000.
2.	We consider these vessels to be employed in the spot market in view of the expiration date of their current charters.
3.	Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.
4.	Star Sigma is expected to transport 180,700 metric tons under the voyage charter.

RECENT AND OTHER DEVELOPMENTS
On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on September 28, 2012 and until two months after the termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  Maiden Voyage LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our director, Mrs. Milena-Maria Pappas.

Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company's common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. Shareholders received cash in lieu of fractional shares and no fractional shares were issued in connection with the reverse split.  On October 12, 2012, the Company amended and restated its articles of incorporation, which were included in a Form 6-K furnished to the Commission on October 15, 2012.

On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on October 19, 2012 and until two months after termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our director, Mrs. Milena-Maria Pappas.

On February 18, 2011, the Company received a letter from Korea Line Corporation, KLC, the charterer of the Star Gamma and the Star Cosmo, notifying the Company of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings.  On March 31, 2011, the Company filed their registered claims with the Bankruptcy Division of the Korean courts relating to the Star Gamma and the Star Cosmo.  The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims. In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, the Company agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, of which the second installment remains outstanding.  With respect to the Company's claims related to the Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to the Company and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan.

On November 19, 2012, the Company received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000.

As of December 2012, the Company agreed in principle with all of its lenders to amend the terms of the current loan agreements subject to the negotiation and execution of definitive documentation by the Company and the lenders. The amended terms include the deferral of up to approximately $24.0 million from the installments payable until 2015 and the waiver or amendment of certain of the existing financial covenants.  See "Loan Facilities."

In relation to the main engine failure of the vessel Star Polaris in June 2012, which resulted in a period of off-hire, the insurers have commenced reimbursing the Company under its hull and machinery policies for expenditures related to repairs.

A. Operating Results
Factors Affecting Our Results of Operations
We currently charter six of our vessels on medium- to long-term time charters, with an average remaining term of approximately 2.5 years, seven of our vessels on short-term time charters and one of our vessels on a voyage charter. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February 2012. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder, usually the vessel owner, to nominate different vessels to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which is usually several years. All of the vessel's operating, voyage and capital costs are the responsibility of the vessel owner. The freight rate is generally set on a per cargo ton basis. Although the majority of vessels in our fleet are employed on medium- to long-term time charters and on short-term time charters, we may employ these and additional vessels under COAs, bareboat charters and voyage charters or in dry bulk carrier pools in the future.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Nine month period ended	Nine month period ended
	September 30, 2011	September 30, 2012
Average number of vessels (1)	11.5	14.2
Number of vessels (as of the last day of the periods reported)	14	14
Average age of operational fleet (in years) (2)	11.0	10.6
Ownership days (3)	3,139	3,904
Available days (4)	3,089	3,704
Voyage days for fleet (5)	3,074	3,556
Fleet utilization (6)	99.50%	96.0%
Average per-day TCE rate (7)	$20,166	$15,560
Average per day OPEX per vessel	$5,478	$5,239

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Average age of operational fleet is calculated as at September 30, 2011 and 2012, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.
(5)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)
Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Time Charter Equivalent (TCE)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars)
	Nine month period ended	Nine month period ended
	September 30, 2011	September 30, 2012
Voyage revenues	78,356	68,016
Less:
Voyage expenses	(16,953)	(17,453)
Amortization of fair value of below/above market acquired time charter agreements	586	4,768

Time Charter equivalent revenues	61,989	55,331

Total voyage days for fleet	3,074	3,556

Time charter equivalent (TCE) rate (in Dollars)	20,166	15,560

Voyage Revenues
Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses
Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.
Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase.

Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

General and Administrative Expenses
We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs
We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income
We earn interest income on our cash deposits with our lenders.

Inflation
Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Dry docking Costs
We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Gain or Loss arising from Freight Derivatives
From time to time, we may take positions in freight derivatives including FFAs and freight options with an objective to utilize those instruments as economic hedge that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled.

RESULTS OF OPERATIONS

Nine month period ended September 30, 2012 compared to the nine month period ended September 30, 2011

Voyage Revenues: For the nine month periods ended September 30, 2012 and 2011, our voyage revenues were approximately $68.0 million and $78.4 million, respectively. For the nine month period ended September 30, 2012, total voyage revenues were negatively affected by the amortization of the fair value of above market acquired time charters of $4.8 million while for the nine month period ended September 30, 2011 total revenues were negatively affected by the amortization of the fair value of above market acquired time charters by $0.6 million.

The TCE rate of our fleet decreased approximately 23% to $15,560 per day for the nine month period ended September 30, 2012 from $20,166 per day for the nine month period ended September 30, 2011.

The decrease in both voyage revenues and TCE rates was primarily due to lower charter rates during the nine month period ended September 30, 2012 for most of our vessels, as a result of a decline in the overall dry bulk charter market, partially offset by the increased voyage days due to the increase in the average number of vessels owned and operated by us during the nine month period ended on September 30, 2012.

Voyage revenues for the nine month period ended September 30, 2012 were affected by two incidents, the Star Polaris' grounding and damages to its main engine, which resulted in an off-hire period of 142 days and a revenue loss of $2.3 million.

Voyage Expenses: For the nine month periods ended September 30, 2012 and 2011, our voyage expenses were approximately $17.5 million and $17.0 million, respectively. Consistent with dry bulk industry practice, we paid, during the relevant periods, broker commissions ranging from 1.25% to 5.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartering-in vessels, port, canal and fuel costs. The expense for chartering-in third party vessels to serve shipments under the Vale COA that was completed in February 2012 amounted to $4.1 million and $14.4 million for the nine month periods ended September 30, 2012 and 2011, respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is mainly due to the fact that during the nine month period ended September 30, 2012 our vessels were under six voyage charter agreements while during the nine month period ended September 30, 2011 none of our vessels were under voyage charter agreements.

Vessel Operating Expenses: For the nine month periods ended September 30, 2012 and 2011, our vessel operating expenses were approximately $20.5 million and $17.2 million, respectively. This increase is mainly due to the fact that the average number of our vessels increased to 14.2 during the nine month period ended September 30, 2012 compared to 11.5 during the same period of 2011.  However, daily operating expenses, which are calculated by dividing operating expenses by ownerships days for the relevant period, decreased to $5,239 during the nine month period ended September 30, 2012 compared to $5,478 in same period of 2011. This decrease is mainly attributable to our efforts to further improve our operational efficiency.

Dry Docking Expenses: For the nine month periods ended September 30, 2012 and 2011, our dry docking expenses were $3.0 million and $1.6 million, respectively. During the nine month period ended September 30, 2012, one of our Capesize vessels and one of our Supramax vessels underwent their periodic dry-docking surveys. In the same period in 2011, we had two Supramax vessels that underwent periodic dry docking surveys.

Depreciation: For the nine month periods ended September 30, 2012 and 2011, depreciation was $28.7 million and $36.7 million, respectively. The decrease in depreciation expense for the nine month period ended September 30, 2012 is mainly due to impairment losses recognized as of December 31, 2011 in connection with our oldest Capesize vessels, which resulted in a reduced net book value for the respective vessels and the sale of Star Ypsilon that took place in February of 2012.

Vessel impairment loss: During the nine month period ended September 30, 2012, we recognized an impairment loss of $303.2 million. The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 in the foreseeable future, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected undiscounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss to the book value of our entire fleet of eight Suparmax vessels and of our oldest Capesize vessel Star Sigma, since the values of these vessels were considered to be non-recoverable.

Loss on sale of vessel: For the nine month period ended September 30, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon.

Other operational gain: For the nine month period ended September 30, 2012, other operational gain amounted to $2.0 million, mainly consisting of $1.4 million non-recurring revenue related to settlement of a commercial claim and of $0.7 million regarding a hull and machinery claim. Other operational gain for the nine month period ended September 30, 2011 includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.3 million regarding a hull and machinery claim.

Other operational loss: For the nine month period ended September 30, 2012, other operational loss amounted to $0.7 million representing the cash payment made by the Company to a third party pursuant to the terms of the agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims.  The expense of $0.7 million was incurred in connection to the settlement amount of $1.4 million described in other operational gain above.  During the nine month period ended September 30, 2011, we paid $4.05 million to a third party relating to the settlement of one of the legal cases included in the above mentioned agreement.

Gain/ (loss) on time charter agreement termination: For the nine month period ended September 30, 2012, gain on time charter agreement termination amounted to $6.5 million representing a cash payment of $5.73 million and fuel oil valued at $0.72 million, which were received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. For the nine month period ended September 30, 2011, gain on time charter agreement termination amounted to $1.8 million consisted of $1.2 million cash compensation in connection with the early redelivery of vessel Star Omicron on January 17, 2011 by its previous charterer and $0.6 million non-cash gain in connection with the early redelivery of the vessel Star Cosmo by its previous charterer, which related to the write off of both the unamortized fair value of below market acquired time charter on the respective vessel's redelivery date and the deferred revenue from the terminated time charter contract.

General and Administrative Expenses: For the nine month periods ended September 30, 2012 and 2011, general and administrative expenses were $7.3 million and $10.0 million, respectively. The decrease in general and administrative expenses for the nine month period ended September 30, 2012, was mainly due to the non-recurring severance payment of $2.3 million to our former Chief Executive Officer and President, when he was succeeded by Mr. Capralos as of February 7, 2011 and the non-recurring severance payment of $0.5 million to our former Chief Financial Officer for the nine month period ended September 30, 2011. Each of these severance payments was made pursuant to the terms and conditions of their respective employment and consultancy agreements with us. Our former Chief Financial Officer was succeeded by Mr. Spyrou as of September, 1, 2011.

Interest Expenses and Finance Costs: For the nine month periods ended September 30, 2012 and 2011, interest expense and finance costs under our term-loan facilities were $6.0 million and $3.1 million, respectively. This increase is mainly due to higher interest rates charged by our lenders and the higher average loan balances outstanding during the nine months period ended September 30, 2012 compared to same period in 2011.

Interest Income: For the nine month periods ended September 30, 2012 and 2011, our interest income was $0.2 million and $0.6 million, respectively.

Cash Flow
Net cash provided by operating activities for the nine month periods ended September 30, 2012 and 2011, was $19.5 million and $35.6 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates as a result of the decline in the prevailing freight rate environment. For the nine month period ended September 30, 2012, we earned $15,560 TCE rate per day compared to $20,166 TCE rate per day for the nine month period ended September 30, 2011. In addition, total revenues for the nine month period ended September 30, 2012 were affected by two incidents, the vessel's Star Polaris grounding and damage of main engine, which resulted in an off-hire period of 142 days and a revenue loss of $2.3 million.

Net cash provided by investing activities for the nine months ended September 30, 2012 was $14.1 million. Net cash used in investing activities for the nine months ended September 30, 2011 was $108.9 million. For the nine months ended September 30, 2012 net cash provided by investing activities consisted of the proceeds from sale of the Star Ypsilon amounting to $8.0 million, a net decrease of $2.2 million in restricted cash, insurance proceeds amounting to $3.9 million, and $0.1 million relating to additions to office equipment. Net cash used in investing activities for the nine months ended September 30, 2011, consisted of $29.3 million related to the acquisition of second hand Capesize vessels Star Big and Star Mega plus a cash consideration of $23.1 million paid for the acquisition of the above fair market charter rates attached to these two vessels, plus $33.3 million related to the delivery of our newbuilding vessel Star Borealis, plus installments amounting to $22.5 million related to our newbuilding vessel Star Polaris and a net increase of $1.8 million in restricted cash offset by insurance proceeds amounting to $1.0 million.

Net cash used in financing activities for the nine months ended September 30, 2012 was $36.5 million. Net cash provided by financing activities for the nine months ended September 30, 2011 was $76.8 million. For the nine months ended September 30, 2012, net cash used in financing activities consisted of loan installment payments amounting to $32.0 million, cash dividend payments of $3.6 million, and $0.9 million paid for the repurchase of 925,957 shares under the terms of the existing share re-purchase plan. For the nine months ended September 30, 2011, net cash provided by financing activities consisted of loan proceeds amounting to $85.5 million in a relation to the acquisition of the second hand vessels Star Big and Star Mega as well as progress installment payments for our new building vessels Star Borealis and Star Polaris and proceeds from the public offering amounting to $28.7 million, offset by, cash dividend payments of $10.4 million, financing fees amounting to $0.9 million, and loan installment payments amounting to $26.1 million.

Liquidity and Capital Resources
Our principal source of funds has been equity provided by our shareholders, long-term borrowing and operating cash flow. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our liquidity needs over the next twelve months, despite the sharp decline in the dry bulk charter market beginning in the third quarter of 2008, which has remained at depressed levels to date. Our results of operations have been, and may in the future, be adversely affected by prolonged depressed market conditions.

Our medium and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Potential sources of funding for our medium and long-term liquidity requirements may include new loans we would seek to arrange or equity issuances or vessel sales. As of September 30, 2012, we had outstanding borrowings of $234.1 million of which $33.4 million is scheduled to be repaid within the next 12 months; the amount of $33.4 million includes an amount of $7.4 million that will be prepaid to HSH Nordbank from the pledged cash plus an amount of $2.0 million that will be prepaid to Commerzbank from the amount that will be reclassified from restricted cash to free cash, as agreed with the lenders following the restructuring agreement of the loan facilities in December 2012. As of December 31, 2012, we had $31.8 million in cash and outstanding borrowings of $222.1 million.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. As of December 31, 2012, we do not have any capital commitments.

As of September 30, 2012, cash and cash equivalents decreased to $12.1 million compared to $15.1 million as of December 31, 2011 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $27.3 million compared to $29.7 million as of December 31, 2011. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit decreased to $18.0 million as of September 30, 2012, compared to a working capital deficit of $20.8 million as of December 31, 2011.

In December 2012 the Company agreed with all of its lenders, subject to certain conditions, to obtain waivers or to restructure the affected debt. Management believes that the conditions will be met and the waivers and deferral of principal repayments will be effected.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which would negatively affect our earnings, liquidity and capital position.

Loan Facilities
As of September 30, 2012, the Company was not in compliance with certain financial and security coverage ratio covenants in its credit facilities. The Company agreed with all of its lenders, subject to certain conditions, to obtain waivers or to restructure the affected debt. As a result, the terms may change and there can be no assurance that all closing conditions will be satisfied or that we will reach an agreement on definitive terms.
The Company has agreed with its lenders to the deferral of payments of up to $24.0 million for 2013 and 2014, representing 37% of the value of the initially agreed installments payable in 2013 and 2014.

In addition, all of the Company's lenders have agreed to waive or amend certain of the existing financial and security cover covenants. The corporate minimum liquidity requirement was reduced to $0.5 million per vessel from $1.0 million currently, which will result to a $7.0 million reclassification of restricted cash to free cash. During the waiver and deferral period ending on December 31, 2014, the Company is prohibited from paying dividends and is also obligated to increase its equity by $30.0 million within the year ending December 31, 2013.

For more information relating to our loan agreements, please see Note 8 to our audited financial statements for the year ended December 31, 2011 included in our Annual Report on Form 20-F, which was filed with the Commission on March 27, 2012, and Note 7 to our unaudited interim condensed consolidated financial statements for the nine month period ended September 30, 2012, included elsewhere herein.

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2011. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2011, which was filed with the Commission on March 27, 2012 and Note 2 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2011 and September 30, 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31,	September 30,
	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,072	$12,090
Restricted cash, current	4,159	3,161
Trade accounts receivable	4,762	2,502
Inventories (Note 4)	3,867	4,006
Due from managers	70	81
Prepaid expenses and other receivables	3,467	6,775
Total current assets	31,397	28,615

FIXED ASSETS, NET
Vessels and other fixed assets, net (Note 5)	638,532	295,520
Total fixed assets, net	638,532	295,520

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,776	1,401
Restricted cash, non-current	25,524	24,124
Fair value of above market acquired time charter (Note 6)	20,699	15,931
TOTAL ASSETS	$717,928	$365,591

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 7)	$34,674	$33,419
Accounts payable	8,501	5,243
Due to related parties (Note 3)	436	373
Due to managers	48	-
Accrued liabilities	3,870	4,942
Derivative instruments (Note 14)	82	-
Deferred revenue	4,543	2,683
Total current liabilities	52,154	46,660

NON-CURRENT LIABILITIES
Long term debt (Note 7)	231,466	200,695
Other non-current liabilities	95	178
TOTAL LIABILITIES	283,715	247,533

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2011 and September 30, 2012 (Note 8)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 5,357,224 and 5,400,810 shares issued and outstanding at December 31, 2011 and September 30, 2012, respectively	54	54
Additional paid-in capital	520,261	520,874
Accumulated deficit	(86,102)	(402,870)
Total stockholders' equity	434,213	118,058
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$717,928	$365,591

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Condensed Consolidated Statements of Operations
For the nine month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	2011	2012

Revenues
Voyage Revenues	$78,356		$68,016
Management Fee Income	84		208
Total revenues	78,440		68,224

Expenses
Voyage expenses (Note 3)	16,953		17,453
Vessel operating expenses	17,194		20,452
Dry docking expenses	1,605		2,997
Depreciation	36,684		28,732
Management fees	54		-
Loss/(gain) on derivative instruments (Note 14)	93		(41)
General and administrative expenses (Note 3)	10,010		7,325
Vessel impairment loss (Notes 5 and 14)	-		303,219
Gain on time charter agreement termination (Note 6)	(1,806)		(6,454)
Other operational loss (Note 10)	4,050		663
Other operational gain (Note 9)	(9,261)		(2,031)
Loss on sale of vessel (Note 5)	-		3,190
	75,576		375,505
Operating income/(loss)	2,864		(307,281)

Other Income (Expenses)
Interest and finance costs (Note 7)	(3,127)		(6,047)
Interest and other income	647		191
Total other expenses, net	(2,480)		(5,856)

Net income/ (loss)	$384	$	(313,137)

Earnings / (loss) per share, basic (Note 11)	$0.08		$(58.09)
Earnings / (loss) per share, diluted (Note 11)	$0.08		$(58.09)

Weighted average number of shares outstanding, basic	4,525,501		5,390,553
Weighted average number of shares outstanding, diluted	4,528,822		5,390,553

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)

For the nine month periods ended September 30, 2011 and 2012 (Expressed in thousands of U.S. Dollars)

	2011	2012

Net income / (loss)	$384	$	(313,137)

Comprehensive income / (loss)	$384	$	(313,137)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders' Equity
For the nine month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock		Additional Paid-in	Accumulated deficit	Total stockholders'
	# of Shares	Par Value	Capital		equity

BALANCE, January 1, 2011	4,227,357	$42	$490,362	$(2,152)	$488,252
Net Income	-	$-	$-	$384	$384
Issuance of common stock	1,113,334	11	28,457	-	28,468
Issuance of vested and non-vested shares and amortization of stock based compensation	16,533	1	1,203	-	1,204
Dividends declared and paid ($0.15 per share)	-	-	-	(10,371)	(10,371)
BALANCE, September 30, 2011	5,357,224	$54	$520,022	$(12,139)	$507,937

BALANCE, January 1, 2012	5,357,224	$54	$520,261	$(86,102)	$434,213
Net Loss	-	$-	$-	$(313,137)	$(313,137)
Issuance of vested and non-vested shares and amortization of stock based compensation (Note 12)	105,316	1	1,473	-	1,474
Dividends declared and paid ($0.045 per share)	-	-	-	(3,631)	(3,631)
Repurchase and cancellation of common shares (Note 8)	(61,730)	(1)	(860)	-	(861)
BALANCE, September 30, 2012	5,400,810	$54	$520,874	$(402,870)	$118,058

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited  Interim Condensed Consolidated Statements of Cash Flows
For the nine month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. dollars)

	September 30, 2011	September 30, 2012
Cash Flows from Operating Activities:
Net income /(loss)	$384	$(313,137)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation	36,684	28,732
Amortization of fair value of below/above market acquired time charter	313	4,768
Amortization of deferred finance charges	221	375
Vessel impairment loss	-	303,219
Loss on sale of vessel	-	3,190
Stock- based compensation	1,203	1,474
Change in fair value of derivatives	163	(82)
Gain from insurance claim	(260)	(681)
Other non-cash charges	18	83

Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunkers agreements	(291)	153
Trade accounts receivable	(3,114)	2,260
Inventories	(650)	(139)
Accrued income	360	-
Prepaid expenses and other receivables	(2,201)	(6,572)
Due from managers	5	(11)
Increase/(Decrease) in:
Accounts payable	2,141	(3,258)
Due to related parties	(294)	(63)
Accrued liabilities	953	1,072
Due to managers	(18)	(48)
Deferred revenue	(43)	(1,860)
Net Cash provided by Operating Activities	35,574	19,475

Cash Flows from Investing Activities:
Advances for vessel acquisitions	(22,511)	-
Additions to vessel cost and other fixed assets	(62,601)	(91)
Decrease in restricted cash	7,250	2,446
Increase in restricted cash	(9,036)	(201)
Insurance proceeds	1,032	3,945
Cash paid for above market acquired time charters	(23,066)	-
Cash proceeds from vessel sale	-	7,962
Net cash (used in)/ provided by Investing Activities	(108,932)	14,061

Cash Flows from Financing Activities:
Proceeds from bank loans	85,470	-
Loan repayment	(26,096)	(32,026)
Financing fees paid	(940)	-
Repurchase of common shares	-	(861)
Proceeds from issuance of common stock	28,687	-
Cash dividend	(10,371)	(3,631)
Net cash provided by / (used in) Financing Activities	76,750	(36,518)

Net increase/(decrease) in cash and cash equivalents	3,392	(2,982)
Cash and cash equivalents at beginning of period	12,824	15,072

Cash and cash equivalents at end of the period	$16,216	$12,090

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	2,776	5,480

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

1.	Basis of Presentation and General Information:

Star Bulk Carriers ("Star Bulk" or the "Company") is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the "Company," and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2012, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company's annual report on Form 20-F for the year ended December 31, 2011.

Effective October 15, 2012, the Company effected a 15-for-1 reverse stock split on its issued and outstanding common stock (refer to Note 8). All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

Below is the list of the Company's subsidiaries, all wholly owned, as of September 30, 2012:

Wholly Owned	Vessel		Date	Year
Subsidiaries	Name	DWT	Delivered to Star Bulk	Built
Star Bulk Management Inc.	-	-	-	-
Starbulk S.A.	-	-	-	-
Star Bulk Manning LLC	-	-	-	-

Vessels in operation at September 30, 2012
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

Vessels disposed*
StarAlpha LLC	Star Alpha (ex A Duckling)	175,075	January 9, 2008	1992
StarBeta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
StarYpsilon LLC	Star Ypsilon*	150,940	September 18, 2008	1991

*           For vessels disposed within the period refer to Note 5

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

2.           Significant Accounting Policies:

Below are descriptions of the accounting standards that were adopted in the first nine months of 2012. A summary of the Company's significant accounting policies can be found in Note 2 to the Company's consolidated financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (SEC) on March 27, 2012. There have been no changes to the Company's significant accounting policies.

Comprehensive Income - Presentation of Comprehensive Income

Within the period the Company adopted the requirements of Accounting Standards Update (ASU) 2011-05, "Comprehensive Income, Presentation of Comprehensive Income (Topic 220)", which revises the manner in which entities present comprehensive income in their financial statements. The ASU eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity and requires the entities to report components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements.  The Company has elected to report two separate but consecutive statements and accordingly statements of comprehensive income/ (loss) for the nine month periods ended September 30, 2011 and 2012 are presented in Company's condensed consolidated unaudited interim financial statements. The Company has no such transactions wich affect comprehensive income/(loss) and, accordingly, comprehensive income/ (loss) equals net income/ (loss) for all periods presented. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company's financial position or results of operations.

3.           Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet	December 31, 2011	September 30, 2012
Assets
Maiden Voyage LLC (f)	$-	$97
Total	$-	$97

Liabilities
Interchart Shipping Inc. (a)	$260	$268
Management and Directors Fees (b)	141	95
Combine Marine Inc. (c)	27	-
Oceanbulk Maritime S.A. (e)	8	-
Combine Marine Ltd. (d)	-	10
Total	$436	$373

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

3.           Transactions with Related Parties-(continued):

Statement of Operations

	Nine-month period ended September 30,
	2011	2012
Voyage expenses-Interchart (a)	947	932
Executive directors consultancy fees (b)	3,386	339
Non-executive directors compensation (b)	114	99
Commission on sale of vessel – Oceanbulk (e)	-	91
Office setup expenses – Oceanbulk (e)	148	-
Office Rent – Combine Marine Inc. (c)	21	-
Office Rent – Combine Marine Ltd. (d)	-	29
Management fee income – Maiden Voyage LLC (f)	-	2

(a) Interchart Shipping Inc. or Interchart: Interchart, a company that was affiliated to Oceanbulk Maritime S.A.(see (e) below), is acting as a chartering broker of all the Company's vessels. As of December 31, 2011 and September 30, 2012 the Company had an outstanding liability of $260 and $268, respectively, to Interchart. During the nine month periods ended September 30, 2011 and 2012 brokerage commissions on charter revenue charged by Interchart amounted to $947 and $932, respectively, and are included in "Voyage expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(b) Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and the former Chief Financial Officer, for the services provided by the former Chief Executive Officer and the former Chief Financial Officer, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the former Chief Financial Officer was receiving an annual consulting fee of €370,000 (approximately $476) and €250,000 (approximately $321) respectively. During the nine month periods ended September 30, 2011 and 2012, the consultancy fees under the specific consulting agreements amounted to $338 and $0, respectively.

On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date and he also resigned from the Company's board of directors on March 31, 2012. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Executive Officer a base fee at an annual rate of not less €160,000 (approximately $206), additionally, the Chief Executive Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock (as adjusted due to the reverse stock split (Note 8). These shares vest in three equal installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 vests on February 7, 2013 and the last installment of 9,333 shares vests on February 7, 2014. On April 20, 2012 the Company issued the first installment of 9,333 shares and plans to issue the remaining two installments of 9,333 shares to Mr. Spyros Capralos in February 2013 and February 2014. During the nine month periods ended September 30, 2011 and 2012, the consultancy fees under the specific consulting agreement with the Company's Chief Executive Officer amounted to $165 and $172, respectively, not including stock compensation.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

3.           Transactions with Related Parties-(continued):

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Financial Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Financial Officer a base fee at an annual rate of not less €56,000 (approximately $72). During the nine month periods ended September 30, 2011 and 2012, the consultancy fees under the specific consulting agreement with the new Chief Financial Officer amounted to $33 and $54 respectively.

In addition, the current Chief Financial Officer is entitled to receive benefits under the consultancy agreements with the Company. Among other things, he is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 12, 2011, the Company entered into a release agreement with a company owned by the former Chief Financial Officer. Pursuant to the terms of this agreement Mr. Syllantavos resigned as the Company's Chief Financial Officer and from the Company's board of directors on August 31, 2011 and received a severance payment of $463.

All amounts discussed above are included in "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations for the nine month periods ended September 30, 2011 and 2012.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approximately $151). During the nine month periods ended September 30, 2011 and 2012 the consultancy fees under the specific consulting agreement with the new Chief Operating Officer amounted to $40 and $113, respectively.

The related expenses for the Company's executive officers for the nine month periods ended September 30, 2011 and 2012 were $3,386 and $339, respectively, and are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

As of December 31, 2011 and September 30, 2012, the Company had an outstanding payable balance of $141 and $95, respectively with its Management and Directors, representing unpaid fees for their participation in the board of directors of the Company and the other special committees of the board of directors. The related expenses  for the nine month periods ended September 30, 2011 and 2012 were $114 and $99, respectively and are included under " General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

(c) Combine Marine Inc., or Combine: On July 4, 2011, Starbulk S.A., entered into a 12-year lease agreement for office space with Combine, a company that was controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental payment of € 5,000 (approximately $6.4). On January 1, 2012 this agreement was mutually terminated without the Company paying any compensation. The related expense for the nine month period ended September 30, 2011 was $21 and was included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2011 and September 30, 2012, the Company had outstanding liability of $27 and $0, respectively, with Combine Marine Inc.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

3.           Transactions with Related Parties-(continued):

(d) Combine Marine Ltd., or Combine Ltd.: On January 1, 2012 Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental of € 2,500 (approximately $3.2). The related expense for the nine month period ended September 30, 2012 was $29 and was included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations. As of September 30, 2012, the Company had an outstanding payable balance of $10 with Combine Marine Ltd.

(e) Oceanbulk Maritime S.A., or Oceanbulk: Oceanbulk Maritime S.A, is ship management company is controlled by one of the Company's directors Mrs. Milena – Maria Pappas.  During the nine month period ended September 30, 2011, Oceanbulk paid on behalf of the Company an amount of $148 incidental to renovation expenses for new offices. The related expenses are included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statement of operations. During the nine month period ended September 30, 2012 the Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon (Note 5). As of December 31, 2011 and September 30, 2012 the Company had an outstanding payable balance of $8 and $0, respectively, with Oceanbulk.

(f) Maiden Voyage LLC: Maiden Voyage LLC is owned and controlled by a Oceanbulk Carriers LLC, a company minority owned by one of the Company's directors Mrs. Milena – Maria Pappas. On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. will receive a fixed management fee of $750 per day beginning on September 28, 2012. The agreement shall expire two months after written notice to terminate the agreement is delivered by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet. The related income for the nine month period ended September 30, 2012 was $2 and was included under "Management feee income" in the accompanying unaudited interim condensed consolidated statements of operations. As of September 30, 2012 the Company had an outstanding receivable balance of $97 with Maiden Voyage LLC.

4.           Inventories:

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2011	September 30, 2012
Lubricants	2,200	2,052
Bunkers	1,667	1,954
Total	3,867	4,006

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

5.           Vessels and Other Fixed Assets, Net:

The amounts in the accompanying unaudited condensed consolidated balance sheets as of December 31, 2011 and September 30, 2012 are analyzed as follows:
	December 31, 2011	September 30, 2012
Cost
Vessels	$876,778	$772,982
Other fixed assets	587	678
Impairment charge	(62,020)	(303,219)
Total cost	815,345	470,441
Accumulated depreciation	(176,813)	(174,921)
Vessels and other fixed assets, net	$638,532	$295,520

Vessels acquired during the nine month period ended September 30, 2011

On May 12, 2011, the Company entered into an agreement with Donatus Marine Inc, or Donatus Marine, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas to acquire a 1996-built Capesize vessel, the Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27,800. Star Big is under a long-term time charter with a multinational mining company at a rate of $25 per day until November 2015. The vessel was delivered to the Company on July 26, 2011 and the same day the vessel went under her scheduled drydocking. The company capitalized the related drydocking expense which amounted to $1,780 plus an amount of $41 as other capitalized expenses.

On the same date, the Company also entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas to acquire a 1994-built Capesize vessel, the Star Mega, ex- Megalodon along with its long-term time charter, for an aggregate purchase price of $23,700. Star Mega is under a long-term time charter with a multinational mining company at a rate of $24.5 per day until August 2014. The vessel was delivered to the Company on August 16, 2011.  The Company capitalized an amount of $160 as other capitalized expenses.

On September 9, 2011 the Company took delivery from the shipyard of the vessel Star Borealis.

No vessel disposal has taken place in the nine month period ended September, 30, 2011.

Vessels disposed during the nine month period ended September 30, 2012

On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 1%. The vessel was delivered to its purchasers on March 9, 2012.

The net carrying amount of Star Ypsilon as of the date of its delivery was $11,152 and the resulting loss of $3,190 is included under "Loss on sale of vessel" in the unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2012.

No vessel acquisitions took place in the nine month period ended September, 30, 2012.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

5.           Vessels and other fixed assets, net-(continued):

As of September 30, 2012, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amounts were not recoverable for the Company's eight Supramax vessels and for one of the Company's oldest Capesize vessel Star Sigma. The Company recognized an impairment loss of $303,219 for the nine month period ended September 30, 2012, which is included under "Vessel impairment loss" in the unaudited interim condensed consolidated statements of operations (Note 14).

6.	Fair Value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination:

Fair value of Above/Below Market Acquired Time Charters

The amortization of fair value of below-market acquired time charter related to the vessel Star Cosmo for the nine month period ended September 30, 2011 was $452, which comprised of $179, included under "Voyage Revenues" and $273 included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statement of operation for the nine month period ended September 30, 2011.

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which acquired in July and August of 2011, respectively, amounted to $2,414 and $2,354 respectively for the nine month period ended September 30, 2012 and are included under "Voyage revenues" in the accompanying unaudited interim condensed consolidated statement of operations for the nine month period ended September 30, 2012.

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analysed as follows:

Years	Amount
September 30, 2013	$6,352
September 30, 2014	5,871
September 30, 2015	3,215
September 30, 2016	493
Total	$15,931

Gain/loss on time charter agreement termination

For the nine month period ended September 30, 2011

The vessel Star Cosmo, was on time charter at a gross daily charter rate of $35.615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered earlier to the Company on February 17, 2011. The Company has recognized a gain on time charter agreement termination amounting to $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date. In addition, the Company recognized a gain amounting to $324 which represents the deferred revenue from the terminated time charter contract.

The vessel Star Omicron was on time charter at a gross daily charter rate of $43.0 per day for the period from April 22, 2008 until February 22, 2011 and was redelivered earlier to the Company on January 17, 2011. The Company recognized a gain amounting to $1,210 representing the cash consideration received from its charterers relating to the early termination of this charter party.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

6.	Fair Value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination-(continued):

For the nine months period ended September 30, 2012

The vessel Star Sigma, was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720.

All amounts presented above are included under "Gain on time charter agreement termination" in the accompanying unaudited interim condensed consolidated statements of operations for the nine month periods ended September 30, 2011 and 2012.

7.           Long-term Debt:

Details of the Company's loan and credit facilities are discussed in Note 8 of the Company's consolidated financial statements for the year ended December 31, 2011, included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2012.

The principal payments required to be made after September 30, 2012 for all outstanding debt are as follows:

Years	Amount
September 30, 2013	$33,419
September 30, 2014	22,783
September 30, 2015	27,219
September 30, 2016	42,080
September 30, 2017	64,481
September 30, 2018 and thereafter	44,132
Total	$234,114

The above principal repayment schedule has been agreed upon with our lenders following the restructuring agreements of the loan facilities in December 2012. The September 30, 2013 amount, includes an amount of $7,390 that will be prepaid to HSH Nordbank from the pledged cash plus an amount of $2,000 that will be prepaid to Commerzbank from the amount that will be reclassified from restricted cash to free cash.

As of September 30, 2012 the Company was not in compliance with several financial and security coverage ratio covenants. The Company agreed with all of its lenders, subject to certain conditions, to obtain waivers or to restructure the affected debt.

Interest expense for the nine month periods ended September 30, 2011 and 2012 amounted to $2,772 and $5,549, respectively, amortization of deferred finance fees amounted to $221 and $375, respectively, and other finance fees amounted to $134 and $123, respectively. These amounts are included under "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

At September 30, 2012, all of the Company's vessels, having a net carrying value of $295,369, are first-priority mortgaged as collateral to the Company's loan facilities.

a)	Commerzbank AG (Loan agreements dated December 27, 2007 and September 3, 2010)

On December 17, 2012, the Company agreed to enter into a loan supplemental agreement and agreed to amended terms with Commerzbank AG, as described below:

•
To defer 60% and 50% of the installments for the year ending December 31, 2013 and 2014, respectively (the "Deferred Amounts"). The Deferred Amounts will be added to the balloon, payable upon the expiration of the loan agreements in the fourth quarter of 2016 or in accordance with a cash sweep mechanism (see discussion below).

•	The on-charter covenant requiring that the Star Aurora be chartered at an acceptable rate under the $26,000 loan agreement is waived until July 31, 2015.
•
Minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels pledged as security under this loan agreement to the outstanding loan amount, is reduced from 135% currently, to 80% from September 30, 2012 up to the year ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014 and to 110% for the six month period ending June 30, 2015. Thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%.

•	Minimum liquidity requirement will be reduced to $500 for each of the Company's vessels from $1,000, until December 31, 2014.
•	The pledged minimum liquidity on the $26,000 loan agreement dated September 3, 2010 to be reduced to $750 from $1,000.
•	Margin to be increased to 3.00% per annum, for both facilities for as long as deferred amounts are outstanding and/or until original terms are complied with.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

7.           Long-term Debt-(continued):

•	The Company to pay a flat fee of 0.40% of the combined outstanding loan amount of the two facilities to the lender.
•	The market value adjusted equity ratio to be reduced to 15% from 25% from September 30, 2012 up to the year ending December 31, 2014.
•	Additional financial covenant requirement to be added, ratio of EBITDA to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

These amendments will apply, subject to several conditions, as described below:

•
A semi-annual cash sweep mechanism to be implemented on all mortgaged vessels on an individual vessel basis. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as repayment of the Deferred Amounts.

•	Star Bulk Carriers Corp. shall not pay any dividends following the agreement until December 31, 2014.
•	A prepayment of $2 million, payable by December 31, 2012, to be applied pro rata against the balloons of the two facilities.
•	An equity increase of $30 million within the year ending December 31, 2013.
•	The Company shall undertake a minimum of ten third-party vessels under management within the year ending December 31, 2013.

b)	HSH Nordbank AG (Loan agreement dated October 3, 2011)

On December 21, 2012, the Company agreed to enter into a loan supplemental agreement and agreed to amended terms with HSH Nordbank AG, as described below:

•	To defer at least $3.5 million during the period from January 1, 2013 until December 31, 2014.

•
To prepay in total $6.6 million of which $3.5 million will be applied against the balloon of Supramax tranche and $3.1 million will be applied pro-rata against the eight quarterly repayment installments of the Supramax tranche starting with the scheduled repayment date in January 2013, using pledged cash already held by the lender. This pledged amount will no longer be required for this facility following the prepayment.

•
The required minimum liquidity per mortgaged vessel held by the lender to be reduced to $200 from $400. The released amount of $800 to be used as a partial prepayment of the Supramax tranche. 50% to be applied against the balloon of the Supramax tranche and the remaining 50% to be applied pro-rata against the eight quarterly repayment installments of the Supramax tranche starting with the scheduled repayment date in January 2013.

•	The minimum liquidity of $10,000 to be reduced to $7,000 or $500 per fleet vessel, whichever is higher, until December 31, 2014.

•	The ratio of indebtedness of the borrower over the aggregate fair market value of assets to be increased to 90% from 75% until December 31, 2014.

•	The minimum market adjusted net worth of the group to be decreased to $30,000 from $100,000 until December 31, 2014;

•
The asset cover ratio, which is the ratio of the aggregate market value of the vessels pledged as security under this loan agreement to the outstanding loan amount will be amended to 100% from September 30, 2012 to December 31, 2012 and to 110% from January 1, 2013 until December 31, 2013. Thereafter and until the repayment of the loan the asset cover ratio will return to 125%;

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

7.           Long-term Debt-(continued):

•
The loan bears interest at LIBOR plus a margin of 3.00% and 2.75% for the Capesize and the Supramax tranche, respectively, margin will be increased to 3.50% for both tranches, from January 1, 2013 until December 31, 2014 (in the case that an event of default and/or covenant breach, has occured, the increased margin will apply until the breach is remedied).

•
The waiver of the aggregated market value covenant, which required the vessels mortgaged under this loan to maintain a value of 167% of the outstanding borrowings, upon the repayment of the Capesize tranche, until and including December 31, 2013.

These amendments will apply, subject to several conditions, as described below:

•
A semi-annual cash sweep mechanism will be effected from June 30, 2013 and will be implemented on all vessels mortgaged under this loan agreement on an individual vessel basis. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as applied to the balloon payment of the deferred Supramax tranche.

•
In the event of the sale of the vessel Star Sigma during the calendar years 2013-2014, proceeds from such sale will be used to fully repay the Capesize tranche, while the remaining amount will be applied pro-rata against the remaining quarterly repayment instalments of the Supramax tranche until December 31, 2014.

•	Star Bulk Carriers Corp. and the ship-owning subsidiaries shall not pay any dividends following the agreement with the lender until December 31, 2014, or later in case of a covenant breach.

•
An equity increase of a minimum of $20 million within the year ending December 31, 2013 and starting to apply from October 1, 2013, the proceeds of which are to be used solely for investment on new vessels' acquisition(s).

•	Payment of a one-time processing fee of $12.

c)	Crédit Agricole Corporate and Investment Bank (Loan agreement dated January 20, 2011)

On December 14, 2012, the Company agreed to enter into a loan supplemental agreement and agreed, to amended terms with Crédit Agricole Corporate and Investment Bank, as described below:

•	The ratio of the total indebtedness of the borrower less liquid funds over the market value of all vessels owned to be increased to 95% from 70% until March 31, 2014.

•
Asset cover ratio, which is the ratio of the aggregate market value of the vessels pledged as security under this loan agreement to the outstanding loan amount will be amended to 105% from 120% until the March 31, 2014. Thereafter and until the repayment of the loan the asset cover ratio will return to 120%.

•	Minimum liquidity will be decreased to $7,000 or $500 per fleet vessel, whichever is higher, from $10,000 currently held.

•
Star Bulk Carriers Corp. shall not pay any dividends until March 31, 2014 and as long as the financial covenants included in the original agreement dated January 20, 2011 are not met. During this period, all surplus earnings of the financed vessels under the specific loan agreement, after operating expenses and debt service will be held in lender's account and shall not be distributed to the borrower.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

7.           Long-term Debt-(continued):

d)	ABN Amro Bank N.V. (Loan agreement dated June 22, 2011)

On December 22, 2012, the Company agreed to enter into a loan supplemental agreement and agreed to amended terms with ABN Amro Bank N.V., as described below:

•	The minimum market adjusted net worth of the group to be decreased to $30,000 from $100,000 until December 31, 2014;

•	The minimum liquidity of $750 per fleet vessel to be reduced to $500 per fleet vessel until December 31, 2014;

•	Ratio of EBITDA to interest expense to be decreased to 1.5:1.0 for the years ending December 31, 2013 and 2014, from 3.0:1.0 currently;

•	Total leverage ratio of the corporate guarantor to be increased to 110% from September 30, 2012 until December 31, 2014, from 75% currently;

•
Asset cover ratio, which is the ratio of the aggregate market value of the vessels pledged as security under this loan agreement to the outstanding loan amount, will be amended to 75% from September 30, 2012 until December 31, 2014, from 100% currently.

These amendments will apply, subject to several conditions, as described below:

•	An equity increase of $30 million within the year ending December 31, 2013.

•	The margin shall be increased by 50 basis points, if the equity increase does not occur by March 31, 2013;

•	Star Bulk Carriers Corp. shall not pay any dividends until December 31, 2014.

During the deferral period ending on December 31, 2014, the Company is prohibited from paying dividends. In addition, the Company is obligated to increase its equity by $30 million, until December 31, 2013. The Company has agreed with all lenders that the proceeds for the equity increase will be used for new vessel acquisitions and general corporate purposes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

8.           Preferred, Common Stock and Additional Paid-in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the board of directors. As of December 31, 2011 and September 30, 2012 the Company had not issued any preferred stock.

Common Stock: Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

15-for-1 reverse stock split: Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company's common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

Share Re-purchase Plan: On February 23, 2010, the Company's board of directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's board of directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company shares, at a maximum price of $1.30 per share on a non adjusted basis for the reverse stock split. On November 9, 2011 the Company's board of directors extended the duration of the share repurchase plan until December 31, 2012.

During the nine month period ended September 30, 2012 the Company repurchased and cancelled 61,730, on a reverse split adjusted basis,  treasury shares, which were repurchased in the open market for an aggregate purchase price of $0.9 million, pursuant to the terms of Company's existing share repurchase plan and has $2.1 million of remaining capacity under the plan.

No shares were repurchased during the year ended December 31, 2011.

9.           Other Operational Gain:

Other operational gain for the nine month period ended September 30, 2011 includes non-recurring revenue of $9,000 received from the settlement of a commercial claim and a gain of $261 regarding a hull & machinery claim. For the nine month period ended September 30, 2012, other operational gain totaling $2,031 represents non-recurring revenue of $1,350 from the settlement of a commercial claim and a gain from hull & machinery claim of $681.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

10.           Other Operational Loss:

On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5,000. During the nine month period ended September 30, 2011, the Company paid $4,050 to a third party relating to the settlement of one of the legal cases included in the above mentioned agreement. For the nine month period ended September 30, 2012, other operational loss amounted to $663 representing the expense incurred  by the Company towards a third party, in connection with the settlement of one of the legal cases also included in the above mentioned agreement.

11.           Earnings/Losses per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 15, 2012.

The Company calculates basic and diluted earnings per share as follows:
	Nine month period ended September 30,
	2011	2012
Income/Loss:
Net income/ (loss)	$384	$(313,137)

Basic earnings/ (loss) per share:
Weighted average common shares outstanding, basic	4,525,501	5,390,553
Basic earnings/ (loss) per share	$0.08	$(58.09)

Effect of dilutive securities:
Dilutive effect of non-vested shares	3,321	-
Weighted average common shares outstanding, diluted	4,528,822	5,390,553
Diluted earnings/ (loss) per share	$0.08	$(58.09)

The weighted average diluted common shares outstanding for the nine month period ended September 30, 2011 includes the effect of 3,321 shares being the number of incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split consolidates fifteen shares of common stock into one share of common stock at a par value of $0.01 per share. As a result of the reverse stock split, the number of the Company's common shares reduced from 81,012,403 to 5,400,810.

The reverse stock split did not affect any shareholder's ownership percentage of the Company's common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning fractional share.  Shareholders received cash in lieu of fractional shares and no fractional shares were issued in connection with the reverse stock split.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

12.           Equity Incentive Plan:

On February 23, 2010, the Company's board of directors approved the Company's new Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.

On August 31, 2011, the board of directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. The Company reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan.

On February 7, 2011, 28,000 common shares (as adjusted due to the reverse stock split (Note 8) were granted to Mr. Spyros Capralos, the Company's new Chief Executive Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments οn February 7, 2012, 2013 and 2014. The fair value of each share was $2.45 (on a non adjusted basis for the reverse stock split) and has been determined by reference to the closing price of the Company's common stock on the grant date.

On May 12, 2011 248,000 (approximately 16,533 shares on a reverse split adjusted basis see Note 8) restricted non-vested common shares and 80,000 (approximately 5,533 shares on a reverse split adjusted basis see Note 8) common shares were granted to the former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. The respective stock based compensation was fully amortized at the date of his resignation by August 31, 2011. The fair value of each share was $2.30 and has been determined by reference to the closing price of the Company's common stock on the grant date.

On January 17, 2012, 1,360,000 (approximately 90,667 shares on a reverse split adjusted basis see Note 8)  restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries under the 2010 and 2011 Equity Incentive Plans. The fair value of each share was $0.90 and has been determined by reference to the closing price of the Company's common stock on the grant date. As of September 30, 2012, these shares were vested in full.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares pay dividends as declared.

The Company estimates the forfeitures of non-vested shares to be immaterial. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest. For the nine month periods ended September 30, 2011 and 2012, stock based compensation was $1,203 and $1,474, respectively, and is included under "General and administrative expenses" in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

12.          Equity Incentive Plan-(continued):

A summary of the status of the Company's non- vested shares as of September 30, 2012 and the movement during the nine months ended September 30, 2011 and 2012 , adjusted to give effect to the 15-for-1 reverse stock split that became effective on October 15, 2012, as diccussed in Note 8, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2011	3,082	$39.90
Granted	49,867	35.70
Vested	(24,949)	35.10
Unvested as at December 31, 2011	28,000	$36.75

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.60
Unvested as at September 30, 2012	18,667	$36.75

As of September 30, 2012, there was $216 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. That cost is expected to be recognized over a remaining weighted average period of 1.07 years.

13.           Commitments and Contingencies:

a)	Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts, net of address commission which amounted to $2,403, as of September 30, 2012 will be

Years ending September 30,	Amount*
2013	$44,860
2014	24,762
2015	17,817
2016	10,109
2017	9,034
2018 and thereafter	33,907
Total	$140,489

*           These amounts do not include any assumed off—hire except for the scheduled interim and special surveys of the vessels.

b)       Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

14.           Fair Value Disclosures:

Fair value on a recurring basis

The Company trades in the freight derivatives and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. For the nine month periods ended September 30, 2011 and 2012 $0 gain or loss was recognized on bunker derivatives. For the nine month periods ended September 30, 2011 and 2012 gain or (loss) on freight derivatives contracts is analyzed as follows:

	2011	2012
Freight Derivatives	$(93)	$41

Total	$(93)	$41

As of December 31, 2011 fair value of derivative instruments liability determined through Level 1 inputs of the fair value hierarchy as defined in ASC 820-10-35-47 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), was $82. As of September 30, 2012 no fair value measurements for assets or liabilities were recognized in the Company's unaudited interim condensed consolidated financial statements.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at September 30, 2012.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

14.           Fair Value Disclosures-(continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and vessel values are unlikely to increase to the high levels of 2008 in the foreseeable future, the Company reviewed, as of December 31, 2011 and September 30, 2012, the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review as of December 31, 2011 indicated that such carrying amount was not recoverable for  two of the Company's vessels; the Star Ypsilon and the Star Sigma and as of September 30, 2012 indicated that such carrying amount was not recoverable for the Company's eight Supramax vessels and one of the Company's oldest Capesize vessel Star Sigma. Details of the impairment charge for each vessel, as of December 31, 2011, are noted in the table below.

	Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Ypsilon	-	11,500	-	30,754
Star Sigma	-	14,000	-	31,266
TOTAL		25,500		62,020

Details of the impairment charge for each vessel, as of September 30, 2012, are noted in the table below.

	Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Cosmo	-	14,000	-	45,838
Star Delta	-	12,000	-	35,836
Star Epsilon	-	13,000	-	36,756
Star Gamma	-	14,000	-	36,033
Star Kappa	-	13,500	-	39,115
Star Omicron	-	17,750	-	39,841
Star Theta	-	15,000	-	36,784
Star Zeta	-	15,250	-	29,811
Star Sigma	-	9,000	-	3,205
TOTAL	-	123,500	-	303,219

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of an independent shipbroker as of December 31, 2011 and September 30, 2012.  The Company recognized the total impairment loss of $303,219, which was included under "Vessel impairment loss" in the accompanying unaudited interim condensed consolidated statements of operations for the nine month period ended September 30, 2012. No impairment loss was recognized in the nine month period ended September, 30, 2011.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in thousands of U.S. dollars except for share and per share data)

15.           Subsequent Events:

•
On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on October 19, 2012 and until terminated by either party giving to the other notce in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given.This vessel will be managed under the same strategy as the other vessels in the Company's fleet. OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of the Company's directors Mrs. Milena – Maria Pappas.

•	Effective as of the opening of trading on October 15, 2012, the Company effected a one-for-fifteen reverse stock split of its common shares as discussed in Note 8.

•	In December 2012, the Company agreed with all of its lenders to amend its loan facilities as discussed in Note 7.